March 2007	Pricing Sheet dated March 5, 2007
Relating to Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

PLUS based on the iShares® MSCI Emerging Markets Index Fund due March 14, 2008
Performance Leveraged Upside SecuritiesSM

P R I C I N G T E R M S – M A R C H 5 , 2 0 0 7
Issuer:		Morgan Stanley
Maturity date:		March 14, 2008
Underlying shares:		Shares of the iShares® MSCI Emerging Markets Index Fund (see description below)
Aggregate principal amount:		$100,000,000
Payment at maturity:	If the final closing price is greater than the initial share price,
     $1,000 + ($1,000 x 200% x share percent increase)
      In no event will the payment at maturity exceed the maximum payment at maturity of $1,232.
If the final closing price is (i) less than or equal to the initial share price and (ii) greater than 90% of the initial share price,
      $1,000
If the final closing price is less than or equal to 90% of the initial share price,
     $1,000 x (final closing price / initial share price) + $100
      This amount will be less than or equal to the stated principal amount of $1,000 but will not be less than the minimum payment at maturity of $100.
Share percent increase:		(final closing price – initial share price) / initial share price
Initial share price:		106.242
Final closing price:		The closing price of the underlying shares on the valuation date, March 10, 2008, subject to postponement for certain market disruption events.
Leverage factor:		200%
Maximum payment at maturity:		$1,232 (123.2% of the stated principal amount)
Minimum payment at maturity:		$100 (10% of the stated principal amount)
Stated principal amount:		$1,000 per PLUS
Issue price:		$1,000 per PLUS
Pricing date:		March 5, 2007
Original issue date:		March 8, 2007 (3 business days after the pricing date)
CUSIP:		61747S470
Listing:		The PLUS will not be listed on any securities exchange.
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
	Per PLUS	$1,000	$1.00	$999
	Total	$100,000,000	$100,000	$99,900,000
(1) For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

“iShares®” is a registered mark of Barclays Global Investors, N.A. (“BGI”). The PLUS are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the PLUS or any member of the public regarding the advisability of investing in the PLUS. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the PLUS.

The terms of the PLUS offered hereby will differ from the terms contained in the amendment no. 1 to prospectus supplement for PLUS dated December 21, 2006 to the extent necessary to reflect the fact that the PLUS offered hereby are based upon the iShares® MSCI Emerging Markets Index Fund and not on an index as set forth in the amendment no. 1 to prospectus supplement for PLUS dated December 21, 2006.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006
Prospectus dated January 25, 2006

PLUS Based on
the iShares® MSCI Emerging Markets Index Fund

Information about the Underlying Shares

The iShares® MSCI Emerging Markets Index Fund; Public Information

iShares, Inc. (the “company”) is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets Index Fund. This fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. Information provided to or filed with the Securities and Exchange Commission (the “Commission”) by the company pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 033-97598 and 811-09102, respectively, through the Commission’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The issuer makes no representation or warranty as to the accuracy or completeness of such information.

This pricing sheet relates only to the PLUS offered hereby and does not relate to the underlying shares. The issuer has derived all disclosures contained in this pricing sheet regarding the company from the publicly available documents described in the preceding paragraph. In connection with the offering of the PLUS, neither the issuer nor its agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the company. Neither the issuer nor its agent makes any representation that such publicly available documents or any other publicly available information regarding the company is accurate or complete. Furthermore, the issuer cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the underlying shares (and therefore the price of the underlying shares at the time the issuer prices the PLUS) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the company could affect the value received at maturity with respect to the PLUS and therefore the trading prices of the PLUS.

Neither the issuer nor any of its affiliates makes any representation to you as to the performance of the underlying shares.

The issuer and/or its affiliates may presently or from time to time engage in business with the company. In the course of such business, the issuer and/or its affiliates may acquire non-public information with respect to the company, and neither the issuer nor its affiliates undertakes to disclose any such information to you. In addition, one or more of the issuer’s affiliates may publish research reports with respect to the underlying shares. The statements in the preceding two sentences are not intended to affect the rights of investors in the PLUS under the securities laws. As a prospective purchaser of the PLUS, you should undertake an independent investigation of the company as in your judgment is appropriate to make an informed decision with respect to an investment in the underlying shares.

The MSCI Emerging Markets Index

The MSCI Emerging Markets Index was developed by Morgan Stanley Capital International Inc. as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets.

Historical Information

The following table sets forth the published high and low closing prices of the underlying shares and its dividends for each quarter in the period from April 7, 2003 through March 5, 2007. The closing price on March 5, 2007 was $105.29. The issuer obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical prices of the underlying shares should not be taken as an indication of future performance, and no assurance can be given as to the price of the underlying shares on the valuation date. The price of the underlying shares may decrease so that you will receive a payment at maturity that is less than the principal amount of the PLUS, subject to the minimum payment at maturity per PLUS. The issuer cannot give you any assurance that the price of the underlying shares will increase so that at maturity you will receive a payment in excess of the principal amount of the PLUS. Because of the leverage factor, the maximum payment at maturity will be reached at a final closing price of 111.6% of the initial share price, or approximately 118.566. In addition, you will not share in increases in the final closing price above 123.2% of the initial share price, or approximately 130.890.

	High	Low	Dividends
2003
Second Quarter	40.8667	33.2333	–
Third Quarter	47.6600	40.4000	–
Fourth Quarter	54.6433	46.5000	–
2004
First Quarter	59.5067	55.1500	0.27
Second Quarter	60.6133	47.6533	–
Third Quarter	57.5000	50.8900	–
Fourth Quarter	67.2833	56.7000	0.80
2005
First Quarter	73.9500	63.6333	–
Second Quarter	73.1100	65.1000	–
Third Quarter	85.0200	71.8300	–
Fourth Quarter	89.5000	75.1500	0.99
2006
First Quarter	100.7800	91.5500	–
Second Quarter	111.1000	81.9500	–
Third Quarter	99.3000	87.6000	–
Fourth Quarter	114.6000	95.3000	–
2007
First Quarter (through
March 5, 2007)	118.6300	105.2900	–

Historical prices with respect to the underlying shares have been adjusted for a three-for-one stock split that was effected on June 8, 2005. The issuer makes no representation as to the amount of dividends, if any, that the iShares® MSCI Emerging Markets Index Fund will pay in the future. In any event, as an investor in the PLUS, you will not be entitled to receive dividends, if any, that may be payable on the underlying shares.